UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of September 2016

001-37353

(Commission File Number)

BIONDVAX PHARMACEUTICALS LTD.

(Exact name of Registrant as specified in its charter)

14 Einstein St.

Ness Ziona

Israel 74036

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover

Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A

On September 29, 2016, BiondVax Pharmaceuticals Ltd. (the “Company”) announced the results of its Annual General Meeting of Shareholders (the “Meeting”) held on September 29, 2016, at 4:00 p.m. (Israel time). At the Meeting, the Company’s shareholders voted on the below proposals, as further detailed in the Company’s proxy statement for the Meeting, furnished on Form 6-K to the Securities and Exchange Commission on August 18, 2016, and as amended on September 1, 2016 and September 8, 2016. Each matter voted upon was approved, except for the adoption of the BiondVax Share Option Plan, and the extension of the service agreement between the Company and Dr. Ron Babecoff, CEO, Director and President of the Company, both of which were not approved.

In respect of Proposal 1 – The required majority of shareholders who participated in the Meeting voted in favor of the re-election of Ms. Michal Marom Brikman as an independent director of the Company to hold office for three years until the close of the third annual general shareholders meeting following the close of this Meeting.

In respect of Proposal 2 – The required majority of shareholders who participated in the Meeting voted in favor of the election of Dr. Ruth Ben Yakar as an independent director of the Company to hold office for three years until the close of the third annual general shareholders meeting following the close of this Meeting.

In respect of Proposal 3 – The required majority of shareholders who participated in the Meeting voted in favor of the grant of indemnification and exculpation agreement letters to Ms. Michal Marom Brikman and Dr. Ruth Ben Yakar, under the same terms and conditions as granted to each of the Company's officers and directors and in accordance with the Company's compensation policy.

In respect of Proposal 4 – The required majority of shareholders who participated in the Meeting voted in favor of the re-appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, independent registered public accounting firm, as the independent auditors of the Company for a period ending at the close of the next annual general meeting.

In respect of Proposal 5 – The required majority of shareholders who participated in the Meeting voted against the adoption of the BiondVax Share Option Plan to employees, directors, consultants, service providers and other entities which the Board shall decide their services are considered valuable to the Company, with similar terms to the current Option Plan, and the reservation of an amount of ordinary shares equal to 6% of the issued and outstanding share capital of the Company, on a fully diluted basis.

In respect of Proposal 6 – The required majority of shareholders who participated in the Meeting voted against the extension of the service agreement between the Company and Dr. Ron Babecoff, CEO, Director and President of the Company, for an additional seven (7) years, under the same terms and conditions.

In respect of Proposal 7 – The required majority of shareholders who participated in the Meeting voted in favor of the election of Mr. Ori Mor as a director of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BiondVax Pharmaceuticals Ltd.

Date: September 29, 2016	By:	/s/ Ron Babecoff
Ron Babecoff
Chief Executive Officer

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